UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

VOLT INFORMATION SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

DECEMBER 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703107	Page 2 of 5

(1)	Names of reporting persons: STEVEN SHAW
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 1,441,143
	(6)	Shared voting power: 3,229
	(7)	Sole dispositive power: 1,441,143
	(8)	Shared dispositive power: 3,229

(9)	Aggregate amount beneficially owned by each reporting person: 1,444,372
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 6.5%
(12)	Type of reporting person (see instructions): IN

SCHEDULE 13G	Page 3 of 5

Item 1(a) Name of issuer:

VOLT INFORMATION SCIENCES, INC.

Item 1(b) Address of issuer’s principal executive offices:

2401 N. Glassell Street, Orange, California 92865

2(a) Name of person filing:

STEVEN SHAW

2(b) Address or principal business office or, if none, residence:

503 15th Ave. East # 205, Seattle, Washington, 98102

2(c) Citizenship:

USA

2(d) Title of class of securities:

COMMON STOCK, $0.10 PAR VALUE PER SHARE

2(e) CUSIP No.:

928703107

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

THE AGGREGATE PERCENTAGE OF SHARES REPORTED ON THIS SCHEDULE 13G/A IS BASED UPON 22,099,246 OUTSTANDING AS OF JANUARY 7, 2022 AS REPORTED ON THE ISSUER’S FORM 10-K FILED ON JANUARY 31, 2022.

(A) STEVEN SHAW IS THE BENEFICIAL OWNER OF 94,669 SHARES (APPROXIMATELY 0.4% OF THE OUTSTANDING SHARES) AS AN INDIVIDUAL.

(B) STEVEN SHAW IS THE BENEFICIAL OWNER OF 8,179 SHARES (APPROXIMATELY 0.04% OF THE OUTSTANDING SHARES), HELD IN HIS ACCOUNT THROUGH THE ISSUER’S 401(K) SAVINGS PLAN (THE “PLAN”).

SCHEDULE 13G	Page 4 of 5

(C) STEVEN SHAW IS THE BENEFICIAL OWNER OF 3,229 SHARES (APPROXIMATELY 0.01% OF THE OUTSTANDING SHARES) BY VIRTUE OF SHARES HELD IN THE JEROME AND JOYCE SHAW FAMILY ADMINISTRATIVE TRUST. STEVEN SHAW IS A BENEFICIARY OF THIS TRUST AND ONE OF FOUR CO-TRUSTEES, WHO ACT BY MAJORITY VOTE.

(D) STEVEN SHAW IS THE BENEFICIAL OWNER OF 1,052,583 SHARES (APPROXIMATELY 4.8% OF THE OUTSTANDING SHARES) HELD IN THE RACHEL LYNN SHAW TRUST (2001), OF WHICH HE IS THE SOLE CURRENT TRUSTEE. STEVEN SHAW DISCLAIMS ANY PECUNIARY INTEREST IN THESE SHARES, EXCEPT TO THE EXTENT OF HIS INTEREST AS A TRUSTEE OF THIS TRUST.

(E) STEVEN SHAW IS THE BENEFICIAL OWNER OF 275,712 SHARES (APPROXIMATELY 1.2% OF THE OUTSTANDING SHARES) HELD IN THE RACHEL LYNN SHAW TRUST ESTABLISHED UNDER THE JEROME AND JOYCE SHAW FAMILY TRUST, OF WHICH HE IS THE SOLE TRUSTEE. STEVEN SHAW DISCLAIMS ANY PECUNIARY INTEREST IN THESE SHARES, EXCEPT TO THE EXTENT OF HIS INTEREST AS THE TRUSTEE OF THIS TRUST.

(F) STEVEN SHAW IS THE BENEFICIAL OWNER OF 10,000 SHARES (APPROXIMATELY 0.05% OF THE OUTSTANDING SHARES) HELD IN THE JOYCE CUTLER-SHAW REVOCABLE TRUST U/D/T 11/15/2006, AS AMENDED, OF WHICH HE IS THE SOLE TRUSTEE. STEVEN SHAW DISCLAIMS ANY PECUNIARY INTEREST IN THESE SHARES, EXCEPT TO THE EXTENT OF HIS INTEREST AS THE TRUSTEE OF THIS TRUST.

(b) Percent of class: SEE ABOVE.

SCHEDULE 13G	Page 5 of 5

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,441,143.

(ii) Shared power to vote or to direct the vote 3,229.

(iii) Sole power to dispose or to direct the disposition of 1,441,143.

(iv) Shared power to dispose or to direct the disposition of 3,229.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022	Signature:	/s/ Steven Shaw
	Name:	STEVEN SHAW